UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

_______________________________________________

Commission File Number: 000-30396

ENVIRONMENTAL CREDITS, LTD. (Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0824801 (I.R.S. Employer Identification No.)

5782 Caminito Empresa, La Jolla, California 92037 (Address of principal executive offices - Zip Code)

(619) 895-6900 (Registrant's telephone number, including area code)

_______________________________________________

November 10, 2011

ENVIRONMENTAL CREDITS, LTD.
5782 Caminito Empresa
La Jolla, California 92037
 (619) 895-6900

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the
Majority of the Board of Directors

November 10, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.01 per share (the “Common Stock”), of Environmental Credits, Ltd., a Delaware corporation (the “Company,” “Environmental Credits,” “we,” “us,” or “our”) at the close of business on November 10, 2011 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with an anticipated change in majority control of our board of directors (“Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about November 10, 2011.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

PROPOSED CHANGE IN CONTROL TRANSACTION

On September 21, 2011, we entered into a Letter of Intent (the “Letter of Intent” or “LOI”) with Global Recycling Technologies, Ltd., a Delaware corporation and privately-owned operating company (“Global Recycling”), with respect to the principal terms and conditions pursuant to which we would purchase all of the issued and outstanding shares of capital stock of Global Recycling by the way of a reverse merger transaction (the “Merger” or “Transaction”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) between us, GRT Acquisition, Inc., a Delaware corporation and our wholly-owned subsidiary  (“Merger Sub”), and Global Recycling.

Under the Merger Agreement, if all conditions are satisfied or waived: (a) Merger Sub will be merged with and into Global Recycling; (b) Global Recycling will become our wholly-owned subsidiary; (c) we will assume all of Global Recycling’s obligations under the warrants, options, restricted stock purchase agreements and all other convertible securities  outstanding as of the date of the Merger; and (d) more than a majority of the   shares of our common stock will be owned by the current Global Recycling stockholders.  Upon consummation of the Merger, we will be solely engaged in Global Recycling’s business.

As disclosed by the Company in a Preliminary and Definitive Information Statement on Schedule 14C filed with the United States Securities and Exchange Commission, on October 21, 2011 and November 1, 2011, respectively, on October 20, 2011, Ralph M. Amato, the Company’s Chief Executive Officer, President and Chairman and the holder of 70,000,000 shares of common stock (approximately 95.85% of the issued and outstanding common stock), approved by written consent in lieu of a meeting of stockholders to the following corporate actions (the “Corporate Actions”):

1.	To change the name of the Company from Environmental Credits, Ltd. to GlyEco, Inc.;

2.	To increase the number of authorized “blank check” preferred stock, par value $0.01 per share, from 10,000,000 to 40,000,000 shares;

3.	To decrease the par value of the Company’s common stock and preferred stock from $0.01 per share to $0.0001 per share; and

4.	To change the state of incorporation of the Company from the state of Delaware to the state of Nevada.

The above Corporate Actions will be effectuated by merging (the “Reincorporation”) Environmental Credits into its wholly-owned subsidiary, GlyEco, Inc., a Nevada corporation (“GlyEco”), with GlyEco being the surviving corporation.  The Reincorporation will be effectuated before the consummation of the Merger.  Therefore, unless otherwise noted, terms such as the “Company,” “we,” “us,” or “our” include GlyEco as the successor to Environmental Credits.

Ralph M. Amato currently is sole officer and director of the Company. Upon the consummation of the Merger, Mr. Amato will resign as a director and executive officer of the Company and John Lorenz, the Chief Executive Officer, President and Chairman of Global Recycling, will replace Mr. Amato as the Chief Executive Officer, President and Chairman of Board of Directors of GlyEco. Mr. Lorenz will then appoint James Flach, Michael Jaap, and William Miller as directors of the Company, effective upon the consummation of the Merger.  The Board then will appoint Kevin Conner as Chief Financial Officer and Richard Geib as Chief Technical Officer, effective upon the consummation of the Merger.
Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the consummation of the Merger contemplated under the Letter of Intent (“Closing”) and the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement.

In the Merger Agreement, GlyEco, Merger Sub and Global Recycling will each make standard and customary representations and warranties to each other, and standard covenants regarding the conduct of our respective operations pending the Closing.  Our obligations to consummate the Merger are subject to certain conditions, any of which may be waived.

Conditions to either side closing include, without limitation:

•
No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; and

•	As of the date of the Closing, there shall have been no event(s) that had a material adverse effect on the other party; and

Our Company, Merger Sub and Global Recycling have each agreed to continue to operate their respective businesses in the ordinary course prior to the consummation of the Merger.

The Company’s and Merger Sub’s Boards of Directors have approved the Merger Agreement and the transactions contemplated thereunder.  Our Company, as the sole stockholder of Merger Sub has also approved the Merger Agreement and the transactions contemplated thereunder. The Board of Directors of Global Recycling  has approved the Merger Agreement and the transactions contemplated thereunder. As of the date of this Schedule 14f-1, the holders of a majority of the outstanding shares of common stock of Global Recycling have not yet voted on the Merger Agreement or the transactions contemplated thereunder.  Global Recycling fully anticipates that it will obtain majority stockholder consent prior to the anticipated Closing date.

The Company’s issuance of the shares of common stock pursuant to the Merger Agreement will be exempt from registration under Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, and/or Section 4(2) promulgated thereunder. .

VOTING SECURITIES

As of November 10, 2011, we had 73,034,283 shares of common stock issued and outstanding.  Each share of our common stock is entitled to one vote.  Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

            We are authorized to issue 300,000,000 shares of common stock, par value $0.01 per share.

Pursuant to the Merger Agreement, we will reserve an aggregate of 21,357,394  shares of our common stock to be used in the transactions contemplated by the Merger Agreement and other Transaction Documents (as defined in the Merger Agreement). Of the aforementioned amount, we will issue an aggregate of 11,481,958 shares of our common stock to Global Recycling’s stockholders on a one-for-one basis whereby upon completion of the Merger, the Global Recycling stockholders will collectively be the majority owners of GlyEco, and Global Recycling will be a wholly-owned and operating subsidiary of GlyEco. The remaining 9,875,436  reserved shares will be used to satisfy obligations under Global Recycling’s Third Amended and Restated 2007 Stock Option Plan and Global Recycling’s existing warrants, options, restricted stock purchase agreements and all other convertible securities.

The ownership interests of the Global Recycling stockholders and our current stockholders will be subject to dilution in connection with the reservation of shares to be issued pursuant to options, warrants and other securities exchangeable or convertible into shares of our common stock.

ABOUT ENVIRONMENTAL CREDITS, LTD.

Environmental Credits, Ltd. was originally incorporated in the State of Delaware on April 21, 1997 under the name Wagg Corp.

In January 1998, Wagg Corp. changed its name to Alternative Entertainment, Inc.  In December 1998, Alternative Entertainment, Inc. changed its name to BoysToys.com, Inc. On December 29, 1998, BoyToys.com changed its name to Environmental Credits, Ltd.

On May 8, 2001, the Company filed a petition with the United States Bankruptcy Court for the Northern District of California for relief under Chapter 11 of the United States Bankruptcy Code. The filing was in response to an unexpected attempt by the landlord to terminate the Company's long-term lease for the Company's then-existing upscale gentlemen's club in San Francisco, California (the "Club").

On September 12, 2002, the United States Bankruptcy Court for the Northern District of California transferred the Club and all of our assets and operations from us. Thus, from September 12, 2002 through the present, we have not had any assets or operations. Our prior proposed plan of reorganization was rejected by the Court. Currently, we have no assets or operations and we are a mere "public shell" company.

On October 6, 2002, the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") entered an order for Chapter 7 dissolution.

On May 2, 2007, the Bankruptcy Court entered an order closing our bankruptcy case. As a result, we emerged from the jurisdiction of the Bankruptcy Court's jurisdiction on that date.

On March 7, 2008, we held our first-ever stockholder's meeting. At the meeting, our stockholders approved the following actions:

(i)
the proposed reverse split of our common stock (par value $0.01) so that upon effectuation of the split, one New Share (of our common stock) will be issued for each two hundred (200) shares of our common stock currently issued and outstanding with each fractional share rounded up to the next whole share (the "Reverse Split");

(ii)	the proposed the amendment to our Certificate of Incorporation to change our name from BoysToys.com, Inc. to Environmental Credits, Ltd.;
(iii)	the proposed appointment of Stan Lee, CPA as the Company's independent auditor; and
(iv)	the proposed amendment to our Certificate of Incorporation to increase the authorized number of shares of our common stock (par value $0.01) from 20,000,000 to 300,000,000 (par value $0.01).

We subsequently filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission and changed our trading symbol to “EVCL.”

As a result of the Reverse Split and the conversion of 150,000 shares of our Series A Preferred Stock previously issued to a non-affiliate stockholder, we have 3,034,283 shares of our common stock that are "freely tradable securities" and the balance or 70,000,000 shares of our common stock are "restricted securities" (as both of these terms are used in the Securities Act of 1933). All of the 70,000,000 shares are held and owned by our President and founder, Ralph M. Amato.

We are currently a shell company with no assets, employees or active business operations.

As discussed above, on November 21, 2011, prior to the Closing, we will change our name from Environmental Credits, Ltd. to GlyEco, Inc. and our state of domicile from Delaware to Nevada.

BUSINESS OF GLOBAL RECYCLING TECHNOLOGIES, LTD.

Unless otherwise noted in this section, terms such as the “Company,” “we,” “our,” “us” or similar terms mean Global Recycling Technologies, Ltd.

Company Overview

We are a green chemistry company formed to roll-out our proprietary and patent pending glycol recycling technology.  Branded GlyEco Technology™, our unique technology transforms a hazardous material into profitable green products.  Glycol, a petroleum-based product, is used as a raw material in five industries: automotive antifreeze; polyester manufacturing; aircraft de-icing; HVAC transfer fluid; and medical device sterilization.  During use in these industries, the glycol becomes contaminated with impurities.  Our GlyEco TechnologyTM can recycle waste glycol from all five industries to the ASTM E1177 Type I standard, a purity level equivalent to refinery-grade glycol (i.e. virgin grade) (“Type I”).  Competitors generally recycle waste glycols from only one or two of the five industries and most competitors can recycle waste glycol at best to an ASTM E1177 Type II standard (“Type II”), a standard allowing more impurities than Type I—which is unacceptable to many customers and industries.  Additionally, ultra pure GlyEco Certified®, our recycled glycol material, can be produced at a cost advantage ranging between 20-50% lower than commonly used recycling methods.

Company History

We were originally formed as an Arizona corporation named EnviroSolutions, Inc., in May 2006.  In December 2006, we changed our name to Global Recycling Technologies, Ltd.  In July 2007, we changed our domicile from Arizona to Delaware.

Our initial business strategy was to acquire, operate and upgrade six glycol recycling facilities and companies in North America with our GlyEco TechnologyTM.  We formed various wholly-owned subsidiaries that entered into asset purchase definitive agreements to purchase these six facilities and companies.  In July 2007, we, through our wholly-owned subsidiary, purchased substantially all of the assets of WEBA Technology Corporation, a Texas corporation (“WEBA”) in consideration for an aggregate of 2,000,000 shares (800,000 post forward split, see stock splits described in last paragraph of this section Company History) of our common stock.  WEBA develops specialty chemical products, including antifreeze additive packages and heat transfer fluid additive packages, and the assets purchased consisted of product formulas, customer lists, and equipment.

In late 2007, however, the world’s financial markets became volatile.  The ensuing instability led to what we believe became a severe hindrance in our ability to obtain funding on acceptable terms to achieve our acquisition strategy and the business of recycling glycol.  In late 2008, we temporarily abandoned our acquisition strategy, drastically reduced costs, and changed our strategic focus to become operational and produce commercial quality virgin grade glycol out of one facility before seeking further significant funding from the financial markets (see Our Current Business Strategy below).

In June 2010, we sold all of the assets of WEBA back to its original owners in exchange for the return of 1,500,000 shares (600,000 shares, post forward split) of our common stock.

On August 29, 2011, we re-filed our application for a provisional patent to protect our GlyEco Technology™ processes—a technology that we believe will provide our Company and our customers and clients with a proven, efficient, cost effective, and tested process of recycling glycol in a way that meets and/or exceeds current industry standards.

On September 7, 2010, we effectuated a 5-for-1 reverse stock split of our common stock. On April 8, 2011, we effectuated a 1-for-2 forward stock split of our common stock.

Our Current Business Strategy

In July 2009, we entered into an agreement with DTC Services, Inc. (“West Virginia Agreement”) to recycle glycol at their facility in West Virginia (“West Virginia Facility”).  Currently, we process approximately 40,000 to 80,000 gallons of Type II glycol per month, and to date, we have recycled approximately 1.4 million gallons of waste glycol.  The West Virginia Agreement provides that the West Virginia Facility owner will process glycol sourced by our Company to agreed upon specifications, delivery terms, scheduling, and pricing.  The West Virginia Agreement automatically extends for successive one year periods, unless it is terminated by either party upon at least 60 days’ notice given prior to the end of that one-year term.  On July 28, 2010, the West Virginia Agreement was amended to extend the term until September 30, 2010. In the fourth quarter of 2010, C&C Environmental Services (“C&C”) acquired the West Virginia Facility from DTC Services. We continue to process waste glycol through C&C at the West Virginia Facility without a formal written agreement under the same terms as the original West Virginia Agreement.

During our time processing glycol, we have received waste glycol from a variety of sources—including MEGlobal (a joint venture established in 2004 between Dow Chemical and Petrochemical Industries Company of Kuwait), MEGlobal Canada, DAK Americas, and Performance Fibers.  The price of waste glycol depends on the quality of its chemical composition.  At times, we pay a de minimus amount per gallon.  We do not have any contracts with suppliers and each order is placed on a case-by-case basis.  The West Virginia Facility is located next to a railroad line, and the vast majority of feedstock is delivered by rail car, although some feedstock is delivered by truck.

Our immediate business strategy is to continue operations at the West Virginia Facility while constructing or retrofitting a Type I facility capable of implementing our GlyEco TechnologyTM.  We are considering several sites for the Type I facility, including the West Virginia Facility and a facility in New Jersey (the “New Jersey Facility”), among others.  We believe construction of a Greenfield site will cost approximately $4,000,000.  The cost for a retrofit to an existing facility depends on the real property and equipment already in place. Depending on the site selected for the Type I facility, we expect to be completed and operational on or before the third quarter of 2012.  Upon completion of construction or the retrofit, we anticipate to quickly ramp up our volumes and project to produce 6.5 million gallons in Year 1 of operations and 14 million gallons in Year 5 of operations.

Current Acquisition and International Strategy

In addition to the Type I facility, we are in the process of acquiring and creating strategic alliances with companies controlling waste glycol.  In the United States, we have non-binding letters of intent with five companies to acquire their glycol recycling businesses, and we are in discussions with five other companies to acquire their glycol recycling businesses.  One of the companies party to a non-binding letter of intent is the owner of the New Jersey Facility.  Internationally, we are in varying stages of development with waste collectors and polyester companies.  We have a non-binding letter of intent with a large European waste collector to recycle all of their waste glycol.  Additionally, we are in discussions with two large polyester manufacturing companies in China and Mexico to recycle their waste glycol. We have made additional inroads with sources of waste glycol in the Eurozone, Brazil, Argentina, India, Vietnam, Thailand, and the Philippines.  Final definitive terms have not been established as of yet on any of the aforementioned letters of intent and there can be no assurances that any will be reached or that any transaction will be consummated.

Background on Glycol1

Glycols are man-made liquid chemicals derived from crude oil and natural gas—a non-renewable and limited natural resource.  Glycols are used as a base chemical component in five primary industries.  First, glycol is used as a raw material in the manufacturing of polyester fiber for fabrics and plastics, including water bottles. Second, glycol is used as the main active component in antifreeze for vehicle engines.  Third, glycol is used as the heat transfer fluid in HVAC units used to warm and cool buildings.  Fourth, glycol is used to de-ice aircrafts to ensure safe takeoff.  Fifth, the gaseous component of glycol is used to sterilize equipment in the medical industry.

World demand for refinery produced ethylene glycol is currently over 5 billion gallons per year and climbing, largely because of explosive growth in poly fiber manufacturing to make plastic beverage bottles. This trend is expected to continue well into the future.  The United States consumes well over 700 Million gallons of ethylene glycol each year.  Asia and the Eurozone are also major consumers, especially with the robust polyester manufacturing industry in Asia.  China alone consumes around 2.1 billion gallons of ethylene glycol.

Glycol is a hazardous waste which ranks #23 on the National Pollutant Inventory Substance Profile. During use in any of the five industries, glycols become contaminated with dirt, metals and oils which increase their toxicity and can contaminate soils and natural water. Glycols break down in water over a few days to a couple weeks. Because of this rapid biodegradability, the EPA allows disposal by “release to surface waters." However, when glycols break down in water they deplete oxygen levels, which kill fish and other aquatic life. The immediate effect of exposure to ethylene glycol can mean death for humans, animals, birds, fish & plants.

The EPA estimates only 12% of waste antifreeze is recycled.  In the United States alone, over 630 million gallons of polluted glycol is disposed of per year, with an estimated 529 million gallons improperly disposed.  Much of such polluted glycol ends up in surface waters.  Statistics for industries besides antifreeze are not specifically reported, but the vast majority of waste glycol is disposed of without documentation—usually in a way that damages our environment.

Available U.S. Waste Glycol by Market Segment Source millions of gallons per year
	Available Material	Currently Recycled	Currently Disposed
Automotive Antifreeze (Concentrate EG)	202,000,000	24,500,000	177,500,000
Polyester Purge Stream	193,300,000	12,500,000	180,800,000
Aircraft Deicing Fluid	35,000,000	14,000,000	21,000,000
Heat Transfer Fluids	234,000,000	10,000,000	224,000,000
Sterilization Processing	32,130,000	4,860,000	27,270,000
TOTAL	696,430,000	65,860,000	630,570,000
1Antifreeze is usually diluted 50% water and 50% ethylene glycol resulting in approximately 404,000,000 gallons of material available each year

As global demand for virgin glycol continues to rise, the effects of pollution through disposal become magnified.  We believe that most, if not all, of this material can and should be recycled.

Glycol Regulations and Recycling

With some initial recognition of the environmental issues created by waste glycol, companies began recycling waste glycol in the 1980s.  The technology to recycle glycols was developed in the 1980s, but material technological advances and market acceptance did not occur until the 1990s.  At that time, recyclers rarely processed any other type of glycol than waste automotive antifreeze.  To this day, recyclers still generally focus on automotive antifreeze, as waste glycol from the other industries have unique impurities and are challenging to process.

Currently, the glycol recycling industry is very fragmented with approximately 25-30 recyclers spread across the United States.  While there are a few recyclers that collect waste glycol from a multi-state area, no recycling company currently operates more than one processing facility. Each company operates in its own region and most companies are either still owned by the original entrepreneur that founded the company or glycol recycling is only a small part of a larger chemical operation.  These companies often use unsophisticated technologies with limited capacity and poor quality control processes.  Consequently, most operations (1) produce substandard products, (2) cannot be trusted to produce consistent batches of recycled product, and (3) do not have the capacity to provide product to major buyers.  The majority of recycled glycol from these operations is sold into secondary markets as generic automotive antifreeze because the quality does not meet the standards of many buyers and certain industries as a whole.

Due to the developing glycol recycling industry, the American Society for Testing and Materials (“ASTM”) began creating standards for the composition of glycol.  One such standard, ASTM E1177, provides specifications on the purity level of ethylene glycol.  ASTM has subdivided its ASTM E1177 ethylene glycol specification into two levels, Type I and Type II. Type I specifications are met by virgin ethylene glycol. Virgin ethylene glycol is produced in petrochemical plants using the ethane/ethylene extracted from natural gas or cracked from crude oil in refineries. Ethylene is oxidized in these petrochemical plants to ethylene oxide, which is then hydrated to form ethylene glycol.  Recycled glycol can also meet the Type I standard, but no competing recyclers meet this standard.  Meeting the Type I standard is important, as it determines what customers are willing to buy the recycled product.  Customers in the polyester manufacturing industries generally require a Type I product, as do Original Equipment Manufacturers (“OEMs”) like General Motors.

Type II was established to define a product with more impurities than those in a Type I product.  Glycols that are Type II can only be used in a limited number of applications (i.e. automotive antifreeze) and only certain customers are willing to purchase Type II glycol (e.g. Jiffy Lube).  Only a few ethylene glycol recycling companies currently meet Type II requirements, and none meet Type I requirements on a commercial scale.

The regulation of waste glycol varies from country to country.  Europe and Canada have strong regulations.  The United States has moderate regulations that vary drastically from state to state.  The remainder of the world has weak regulations.  Despite strong regulations in certain parts of the world, the United States is the only market with an established glycol recycling industry.

Our Opportunity in the Glycol Recycling Industry

We believe there is a great opportunity to penetrate the glycol recycling market due to several reasons.  First, as shown by the table above (Available U.S. Waste Glycol by Market Segment Source), there is a significant amount of glycol that is not being recycled that can be sourced and recycled.  By providing the source of waste glycol with a safe, reliable, and EPA compliant outlet to dispose of their waste, the source can limit their products liability potential and should increase the access to waste glycol for qualified recyclers.  Second, existing recyclers can only handle waste glycol from a couple industries, thus again increasing the volume of waste glycol for a company with the proper technology.  Third, sources of waste glycol are more likely to send the waste to a company that can produce a Type I recycled product, as it limits their liability.  Fourth, the industry is primed for a multi-location company that can provide consistent product to national and international buyers.

Overall, there is a high demand for recycled products.  We believe that the stage is set for rapid growth of the glycol recycling industry.  Recycling used glycol can be far less expensive than making virgin product that is derived from high priced crude oil and natural gas.  ASTM has written specifications for recycled ethylene glycol, giving potential buyers the criteria and testing procedures that they need to evaluate recycled glycol.  In addition, the United States government and many private industries have given a high priority to recycling used products and to buying recycled products where they are available and meet specifications.

Our Technology

In 1999, our founders started developing innovative new methods for recycling glycols. We saw a need in the market to improve the quality of recycled glycol and to clean more types of waste glycol in a cost efficient manner. Each type of industrial waste glycol contains a different set of impurities which traditional waste antifreeze processing just doesn't clean effectively. And, many of the contaminants left behind using these processes - such as esters, organic acids and high dissolved solids - leave the recycled material risky to use in vehicles or machinery.

We spent ten years on research and development, independent market validation, and financial analysis to determine the most advantageous business position for expanding what we believe to be groundbreaking technologies.  The result is our breakthrough patent pending processing system, GlyEco TechnologyTM. Our inventive technology removes challenging pollutants, including esters, organic acids, high dissolved solids and high undissolved solids. Our technology has the added benefit of deftly clearing oil/hydrocarbons, additives and dyes which are typically found in used engine coolants. A rigorous quality assurance and control program which includes independent lab testing ensures consistently high quality, ASTM standard compliant recycled material our customers can rely on.

We have done extensive in-house testing of our technology, which indicates that our recycled glycol meets the standard of Type I, virgin ethylene glycol.  We have processed approximately 350,000 gallons that were tested by an independent lab and met the Type I standard.  The next step will be to construct or retrofit a Type I facility to produce in larger quantities.

Our Product Specifications

Our GlyEco Technology™ incorporates the following three recycling methods:

•
Pre-Treatment – As waste glycol arrives, a sample is tested to determine the types and levels of impurities to be removed.  Pre-treatment is custom scaled to each batch of material and consists of a unique chemically assisted demulsification plus precoat rotary drum vacuum filtration.  Testing and pretreatment maximize efficiency and save overall processing costs.  Pre-treatment results in significantly cleaner material fed into the primary treatment process, which, in turn, improves the final output.  Waste glycol from heat transfer fluids, polyester industry purge streams, aircraft deicing fluids, and medical sterilization processes generally contains varying types of impurities.  These impurities, especially sulfates and esters, are notoriously difficult to remove and most glycol recyclers are currently unable to process these materials.  The primary purpose of our pre-treatment technology is to remove contaminants from each of these feedstock streams.  Our GlyEco Technology™ pre-treatment process includes a method to precipitate out sulfates and an evolutionary ester destruction technology.

•
Primary Treatment – Research indicates that our GlyEco Technology™ is the only recycling system to utilize a combination of vacuum distillation and nano filtration in the primary treatment process.  Vacuum distillation is known for being the most efficient method to produce high quality concentrated recycled glycol and nano filtration is considered the most effective method for producing 50/50 diluted glycol for automotive antifreeze.  The combination of these processes provides lowered costs and the most effective route to superior recycled material.

Post Treatment – Our proprietary post-treatment systems remove any remaining impurities in an innovative and proprietary combination of electrodialysis with ion exchange resins, removing the last traces of chlorides, sulfates, esters, glycolates, and formats.  ASTM has established maximum allowable concentrations of chlorides and sulfates for automotive antifreeze grade recycled materials.  Standards for maximum allowable levels of esters, glycolates, and formates are in development.  Our GlyEco Technology™ removes all of these contaminants to meet tomorrow’s purity specifications today.  Finally, the materials that we recycle pass through a rigorous Global Recycling Quality Assurance Program, which includes in-house and independent lab purity testing. After successfully completing this testing, the recycled materials will be considered GlyEco Certified® recycled glycol and will be staged for delivery to our customers.

•
We believe that GlyEco Technology™ will be the catalyst for expansive growth in an emerging industry due to a wide range of benefits and several first-to-market advantages, including the following: Expanded Waste Sources – Effectively and profitably recycles all five types of polluted glycols, which opens up an additional four industries as target customers and potential revenue sources;

•	Equivalent to Virgin or Type I Glycol – recycled glycols are considered equivalent to virgin (refinery grade) produced material as pursuant to ASTM standards;
•	Reduced Production Costs – Proprietary tri-phase processing system reduces production costs by approximately 20.0% to 50.0% over existing glycol recycling methods; and
•	Recurring Revenue Model – Polluted glycols can be recycled, used, and reprocessed indefinitely, creating dependable revenue cycles from a base of repeat customers.

This breakthrough technology cleans more types of hazardous waste glycols to a superior level of purity, and allows our customers to utilize glycols as a more sustainable resource.  Since most polluted glycol is disposed of in our surface waters - which can have devastating results for aquatic life - the GlyEco solution gives our customers a way to reduce waste while caring for the environment.

On August 29, 2011, we re-filed our application for a provisional patent to protect our GlyEco Technology™ processes with the United States Patent and Trademark Office (the “Patent”).

Market Conditions2

Glycol is a commodity, and prices vary based upon supply and demand.  One variable that influences the price of ethylene glycol is crude oil and natural gas; however other variables come in to play.  Because there are few producers of ethylene glycol that control the majority of the market (e.g. MEGlobal, SABIC, and Formosa Group), those producers set the market with their sales to major polyester companies (e.g. Indorama, Sinopec, DAK Americas, and M&G Group) and antifreeze blenders (E.g. Old World, Prestone, and Peak).  Large producers also can affect the price by fluctuating plant capacity and supply.

Over the last seven years, the average sales price for virgin ethylene glycol shipped by truck or rail was $4.57/gallon.  As shown by the chart below, the price of crude oil has some correlation with the price of ethylene glycol.

1 We have accumulated the information in this section from the following sources: U.S. Environmental Protection Agency; U.S. Office of the Federal Environment Executive (OFEE); U.S. Department of Energy Administration; Iowa Waste Reduction Center (IWRC); National Resource Defense Council; Agency for Toxic Substances and Disease Registry (ATSDR); ICIS Chemical Business; Fiber Economics Bureau; and The Air Conditioning and Refrigeration Institute.

2 Pricing information in this section comes from ICIS Chemical Business.

Seven Year Price History of Petroleum Products

Source: ICIS

Between July 2011 and October 2011, the price of ethylene glycol has been high, ranging between $5.80-$6.50/gallon.  While elevated oil prices have played a part, there are four main reasons for the high ethylene glycol prices: (1) high demand for plastic bottles during the summer and for antifreeze blending in preparation for the winter; (2) low supply caused by plant shutdowns and political unrest in the Middle East; (3) the high cost of cotton causing an increase in demand for polyester; and (4) the growth in Asia.  Ethylene glycol prices have tapered off a bit in October and November as many antifreeze blenders have already bought most of the ethylene glycol needed.

While GlyEco Certified® glycol can be sold for virgin prices, the cost to recycle waste glycol is not generally affected by these market fluctuations.  The economic advantage to recycling waste glycol is rooted in more efficient processing costs.  GlyEco TechnologyTM allows waste material to be recycled for much less than the costs incurred producing virgin refinery-grade glycol.

Our Competitive Positioning – Accessing Waste Glycol

We believe that our Company is positioned to take advantage of the major growth potential currently facing the glycol recycling industry.  We believe that our GlyEco Technology™ process and our Quality Assurance Program will allow us to secure greater amounts of waste from national aggregators of glycol waste as we anticipate that we will provide a reliable and cost effective disposal option.  We project that volume from our first full year of operations will initially start out at approximately 6.5 million net gallons. We expect this volume to increase to over 14.5 million net gallons by Year 5.  We have had contract discussions with medical sterilization companies and polyester manufacturing companies and believe we can source at least 4 to 5 million gallons per year of these waste by-product streams, although we currently do not have any executed contracts. We also have begun sourcing discussions with the numerous heat transfer fluid collectors throughout the United States that we project could supply us with another 5 to 10 million gallons annually.

We anticipate that the total cost per gallon of finished ethylene glycol or antifreeze will be less than the variable costs of virgin ethylene glycol producers in North America and approximately 20.0% to 50.0% below the cost of other recyclers.  We believe that we will be in a very good competitive position.

Initial Target Market – United States

We will initially target the North America antifreeze market as buyers of our GlyEco Certified® material.  A key component to our growth strategy will be our ability to provide uniform quality recycled products in national distribution.  Several national consumers of ethylene glycol have expressed a continuing interest in utilizing the recycled product, but have been unable to obtain acceptable and consistent quality material from region to region.  In the automotive antifreeze market segment alone, significant growth opportunity exists by expanding into four target markets:

•
Vehicle Manufactures – Several vehicle manufacturers, including General Motors, Chrysler, Cummins, Caterpillar, and John Deere have expressed an interest in using recycled automotive antifreeze.  To date, they have been unable to obtain a recycled product that they can purchase in multiple regions which meets applicable quality specifications.

•
Vehicle Service Centers – Multiple site service centers see great value in offering recycled automotive antifreeze to their customers.  We will target Firestone, Goodyear, Midas, Monro, and Jiffy Lube oil-change facilities as potential clients in this category.  Some of these businesses will also serve as waste glycol providers, creating an additional source of revenue for our Company.

•
Branded Bottled Automotive Antifreeze Formulators – Consumer oriented bottled automotive antifreeze companies, such as Prestone, Valvoline, and PEAK see tremendous market potential for a recycled glycol product.  We believe that many consumers will choose recycled material when available and shown to be of equivalent quality.  We will implement a co-branded strategy to assure consumers they are choosing ultra-pure GlyEco Certified® recycled glycols.

•
Federal, State, and Local Government Agencies – Mandated to use ASTM specification grade recycled automotive antifreeze where available, most of these agencies are unable to obtain sufficient supplies of recycled product.  By having a recycled automotive antifreeze which meets specification immediately, we will access this market segment and revenue stream.

Geographic Market Expansion

In the future, we expect to expand our business and our recycling services into Mexico, Brazil, Argentina, Canada, China, India, the United Kingdom, and the Eurozone.  We believe that Canada, the United Kingdom, and the European Union are great markets to establish our recycling services in, as they have strong regulations regarding the disposal of waste glycol—which may not only provide access to substantial waste glycol but also provide additional price advantages in our business model.  Additionally, Asia, and China specifically, consume substantial amounts of glycol in the polyester industry and are ideal candidates to implement our GlyEco TechnologyTM.  We currently have a non-binding letter of intent with a European waste glycol collector to recycle all their glycol and are in discussions with polyester manufacturers in Mexico and China to recycle their glycol.

Competitive Analysis

Potential competitors entering the market would first need to develop technology which produces comparable quality recycled material without violating any of our intellectual property. Industry experts are not aware of any such systems currently in development. This solved, potential competitors would need to purchase or build sufficient facilities to service the North American territory. Finally, potential competitors would need to establish or build relationships with target customers to obtain waste glycol material.

Governmental and Environmental Regulation

Although ethylene glycol can be considered a hazardous material, there are no federal rules or regulations governing its transportation and disposal.  Any such regulations occur at either the state and/or county level and vary from region to region.  In connection with our operations at the West Virginia Facility, the operator of that facility is required to obtain all necessary permits for the handling and disposal of the ethylene glycol.  Also, all the transportation of the ethylene glycol to the West Virginia Facility is contracted with third-party transporters, who are required to obtain any necessary permits for its transportation.  As a result, we are not required to obtain any permits or authorizations in connection with our operations.  For the planned Type I facility, it has not yet been determined who will be responsible for obtaining such permits in connection with those operations.

Glycerine

Many antifreeze producers are evaluating base fluids other than ethylene glycol (or propylene glycol).  The primary candidate is glycerine.  Glycerine is becoming more available since it is a by-product of bio-diesel fuel production, which is growing rapidly in the United States.  Glycerine has properties similar to those of ethylene glycol when it is diluted with water, as in antifreeze.  Glycerine is being evaluated in blends of 10.0% to 20.0% with ethylene glycol and as a total replacement for ethylene glycol.  Before glycerine could become a major base fluid for antifreeze, current test work must be completed and new specifications would have to be developed by ASTM, OEMs, trade organizations, and the United States Government.  We believe that this will probably consume a few years at best and that major changes would have to be made in the industry.  For example, pure glycerine starts to solidify at 62.6°F. 96.0% glycerine (the minimum concentration of ethylene glycol used in antifreeze concentrate currently) begins to solidify at 46.4°F, versus about 0°F for ethylene glycol based antifreeze concentrate.  To obtain the same freeze protection (-34°F) as 50/50 service strength ethylene glycol-based antifreeze, 60.0% glycerin would be required.  Because glycerine from bio-diesel plants must be refined prior to use in antifreeze, since it must be used at higher ratios with water to obtain the same freeze protection as ethylene glycol-based antifreeze, and since glycerine would have to be shipped in a more dilute form than ethylene glycol-based antifreeze concentrate to avoid freezing at common winter temperatures, the actual cost advantages of glycerine over ethylene glycol is still being determined.  In any event, we believe that the Type I facility could be modified to recycle glycerine-based antifreeze.  We will continue to monitor the evaluation of glycerine as a base fluid for antifreeze.  Although we do not view glycerine as a significant threat to the achievement of our financial projections, we could make changes to the Type I facility as necessary.

Employees

As of the date of this Schedule 14f-1, we have twelve consultants and no employees. We consider our relations with our consultants to be good.  All of our consultants provide their services pursuant to consulting agreements, which may be terminated upon 30 days prior written notice.
common stock.

DIRECTORS AND OFFICERS
OF ENVIRONMENTL CREDITS, LTD.
PRIOR TO THE CHANGE OF CONTROL

Environmental Credit’s By-laws authorize four directors. Currently the Company has only one Director. Directors serve until the next annual meeting of stockholders or until their successors are elected. Officers are appointed by our Board and their terms of office are at the discretion of our Board.

The following table sets forth information regarding our executive officer and director prior to the change of control.

Name	Age	Position	Date Elected

Ralph M. Amato 5782 Caminito Empresa La Jolla, California 92037	60	President, Chairman, & Chief Financial Officer	December 6, 1993

Biographical Information

Ralph M. Amato, age 60, is the founder of the Company and has been its President and Chairman since the December 6, 1993 incorporation of Alternative Entertainment, Inc., a Nevada corporation. In August of 1998, Mr. Amato assumed the additional responsibilities of Chief Financial Officer. In addition to his position as President, Chairman, and Chief Financial Officer, Mr. Amato is also President of Ventana Capital Partners, Inc., an investment banking firm located in La Jolla, California ("Ventana"). Ventana specializes in assisting emerging growth companies in obtaining capital throughout the United States, Canada, and China. From November 1988 to November 1990, Mr. Amato was a Senior Account Executive for PaineWebber in its San Diego, California office.

CORPORATE GOVERNANCE
PRIOR TO THE CHANGE IN CONTROL

Director Independence

Our Board currently consists of one member, Ralph Amato, who also serves as our sole executive officer.   Mr. Amato is not deemed to be “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

Committees of the Board of Directors

We do not have a separately designated audit, compensation or nominating committee of our Board and the functions customarily delegated to these committees are performed by our full Board.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board’s review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

            The Board does not have an audit committee.  Currently, the entire Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors.  Our Board does not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.  The sole member of our Board is able to read and understand fundamental financial statements and has substantial business experience that results in his financial sophistication.  Accordingly, the sole member of our Board has sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Board does not have a compensation committee.  We are currently a shell company with nominal assets, no employees and no active business operations.  Our business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction.  As such, we have no formal compensation program for our executive officers, directors or employees.

Stockholder Communications

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors.  The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

We do not have any restrictions on stockholder nominations under our certificate of incorporation or bylaws.  The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable.  The Board will consider suggestions from individual stockholders, subject to evaluation of the person’s merits.  Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees.  The suggested nominee must also provide a statement of consent to being considered for nomination.  There are no formal criteria for nominees.

Our Board has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to the Board’s attention by our sole officer, Ralph Amato.

Certain Legal Proceedings

During the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

 Code of Ethics

Due to the limited scope of our current operations, we have not adopted a corporate code of ethics that applies to our executive officers and director.

Meetings of the Board of Directors and Committees

Our Board took a number of actions by written consent of all of the directors during the year ended December 31, 2010.  Such actions by the written consent of all directors are, according to Delaware corporate law and our bylaws, valid and effective as if they had been passed at a meeting of the directors duly called and held.  Our directors and officers do not receive remuneration from us unless approved by our Board or pursuant to an employment contract.  No compensation has been paid to our directors for attendance at any meetings during the last fiscal year.

We have no policy with regard to attendance by members of our Board at annual meetings of our security holders.  We did not hold an annual meeting of security holders during our last fiscal year.

DIRECTORS AND OFFICERS
UPON THE CONSUMMATION OF THE MERGER

Ralph M. Amato is currently the sole officer and director of the Company. Upon the consummation of the Merger, Mr. Amato will resign as a director and executive officer of the Company and John Lorenz, the Chief Executive Officer, President and Chairman of Global Recycling, will replace Mr. Amato as the Chief Executive Officer, President and Chairman of Board of Directors of GlyEco, Inc. Mr. Lorenz will then appoint James Flach, Michael Jaap, and William Miller as directors of the Company, effective upon the consummation of the Merger.  The Board will then appoint Kevin Conner as Chief Financial Officer and Richard Geib as Chief Technical Officer, effective upon the consummation of the Merger.

The members of the Board of Directors of the Company will hold office for a period of one year or until his/her successor is elected and qualified. The officers of the Company are appointed by our Board of Directors and hold office until their death, resignation or removal from office. A summary of the composition of the Company’s directors and executive officers, their ages, positions held, are as follows:

Name	Age	Position
John Lorenz	68	Chief Executive Officer, President, Secretary, Treasurer and Chairman of the Board of Directors
James Flach	64	Director
Michael Jaap	55	Director
William Miller	48	Director
Kevin Conner	49	Chief Financial Officer
Richard Geib	64	Chief Technical Officer

John Lorenz – Chairman and Chief Executive Officer.  Mr. Lorenz has been the co-founder, Chief Executive Officer, President and sole director of Global Recycling Technologies since its formation in May 2006. Mr. Lorenz is experienced in identifying and managing new technologies, financing industry consolidations and acquisitions, and providing initial financing for such ventures.  Mr. Lorenz has served as a founder and management, financial and strategic consultant to a number of emerging, public and private companies. Mr. Lorenz founded Environmental Waste of America, Inc. (“EWA”) in 1986, where he participated in virtually all management aspects of the solid waste industry, including acquisitions and integration.  He served as President, Chief Executive Officer, and a director of EWA between 1986 and 1997 until its merger with Envirofil, Inc., a public company that is now Waste Management, Inc.  In addition, Mr. Lorenz was formerly a founder, director, and Chief Executive Officer of Automotive Services of America. Earlier in his career, Mr. Lorenz worked as a financial, marketing, and political consultant, doing media, market, and public opinion research.  Mr. Lorenz has articles on diachronic survey research, and is an author and editor of the book, The Political Image Merchants, published in 1971.  Mr. Lorenz is an “inventor” on patents and is a frequent lecturer at Universities in the United States on capital, financial strategies, and equity development.  Mr. Lorenz holds an Adjunct Professorship at Marylhurst University, and is preparing a book for publication in 2014 on financial strategies in challenging economic environments. Mr. Lorenz is an active tri-athlete and regularly competes in triathlons and marathons in the US.  Mr. Lorenz holds an undergraduate degree with honors from the University of Portland, and a master’s degree from the University of Chicago.

Jim Flach – Director.  Mr. Flach has held a wide range of positions in the communications and software industries over the last thirty years.  A partner with Accel for ten years, he was formerly Chairman of Agile Networks (Lucent), Netlink (Cabletron), Sentient Networks (Cisco), Teleos Communications (Madge Networks), and Vivo Software. Jim has served as CEO of Terraspring, Teleos, Bandwidth9, Hybrid Networks, Redback Networks, and Sentient Networks. He also serves on the board of Bandwidth9, CenterBeam, GoDigital Telecommunications, Hybrid Networks, P-Cube, Primarion, Vertical Networks, and Terraspring.  Previously, Jim was Vice President of Intel where he was General Manager of the Personal Computer Enhancement Division. He came to Intel in 1989 when Intel acquired his communications company, Jupiter Technology, where he had been CEO since 1986. Prior to joining Intel, Jim held numerous business and technical positions during a seventeen-year career at Xerox Corporation, including Vice President of Systems Engineering, and Vice President and General Manager of the Network Systems Business Unit, and was responsible for the worldwide P&L of the Xerox Network business.  Jim holds a B.S. degree in Physics from Rensselaer Polytechnic Institute and an M.S. degree in Applied Mathematics from the Rochester Institute of Technology.

Michael Jaap – Director.  Mr. Jaap has had an extensive career in the field of non ferrous scrap metal recycling, including the areas of copper recycling and copper related raw material feed procurement.  Mr. Jaap has worked with companies such as Amax Copper, where he held positions of purchasing copper and precious metal based scrap. Mike also worked for Commercial Metals, where he ran the yard operations of their Los Angeles facility.  Mr. Jaap worked for Metal Traders, Warrenton Refining Company, owned by Phillip Anschutz.  Mr. Jaap was involved with scrap copper procurement and copper ingot sales. Cyprus Copper Company acquired Warrenton, and Mr. Jaap worked for the Cyprus Copper Division in Phoenix AZ.  The sale of Warrenton by Cyprus prompted Mr. Jaap to set up his own companies over the next 19 years.  These companies include Copper Consulting Industries, DeReelTech, Southwest Metals, Commodity Choppers, INTL Sieramet, Carbontech, JPH LLC and other ventures not specific to the recycling industry.  Mr. Jaap currently owns and operates a copper recycling facility in Indiana, and is an active member of Southwest Metals in Glendale, AZ.  Mr. Jaap is a graduate of Michigan State University with a BS in Microbiology and Public Health.

William J. Miller – Director, Senior VP Strategic Planning and Facilities Development.  Mr. Miller was the founder and CEO of AutoXray from its beginning in 1994 to its sale in 2004.  AutoXray pioneered low cost diagnostic scan tools for automobile computers.  The company’s products were selected Popular Mechanics Editor’s choice 6 out of 7 years, and were featured in the Wall Street Journal, USA Today, and many of the PC Magazines, as well as CNN and Motor Trend television.  During that time Mr. Miller was selected as an Ernst and Young Entrepreneur of the Year, and the company received the Spirit of Enterprise Award from the WP Carey School of Business at Arizona State University.  Prior to his endeavors with AutoXray, Mr. Miller worked in the semiconductor industry and in Europe in the lift truck industry.  He holds a Computer Engineering Degree from the University of Arizona.  Mr. Miller is an active angel investor in select companies and selectively provides consulting to emerging companies.

Kevin J. Conner -- Chief Financial Officer.  On September 23, 2011, the Board of Directors of Global Recycling appointed Kevin J. Conner as the Chief Financial Officer of Global Recycling. Since 1991, Mr. Conner has been the managing director of Conner & Associates, PC and its affiliated corporate finance advisory firm, Conner LLP. (“Conner”)  Mr. Conner is responsible for managing engagements in which the professionals of Conner provide SEC consulting and assurance services, mergers and acquisitions consulting services, litigation consulting services, business valuations and domestic/international taxation for SEC issuers, private companies, high net worth and accredited individuals and law firms. Since November 2005 as a registered firm of the Public Company Accounting and Oversight Board (PCAOB) and prior to that time as a member firm of the SEC Practice Section of the American Institute of Certified Public Accountants. Conner & Associates, PC has been the SEC audit firm or consultants to private companies and SEC issuers, on matters of going public through S-1 registration statements, Form 10 filings, Reverse Mergers and advisors on traditional Mergers and Acquisitions through its affiliate, Conner LLP. Since 1994, Mr. Conner is also a general partner of Westrock Partners, a private investment firm that holds a portfolio of public and private companies.  Prior to Conner and Westrock, Mr. Conner held senior level positions with regionally recognized certified public accounting firms and an international bank. Mr. Conner holds an MS in Taxation from Philadelphia University (highest honors) and BS in Business Administration/Accounting from West Chester University of Pennsylvania along with being licensed to practice as a CPA in the State of New York and the Commonwealth of Pennsylvania.  He continues to be retained as a qualified expert witness on several business matters and he has provided speaking engagements along with writing on litigation and tax matters.

Richard Geib – Chief Technical Officer.  Mr. Geib has served as Global Recycling’s Director of Technology and Development since July 2007. Since 2002 through current, Mr. Geib has served as the President of WEBA, which develops advanced additive packages for antifreeze and heat transfer fluid and used glycol treatment processes, including re-distillation and recovery technology.  Under Mr. Geib’s direction, WEBA launched its additive sales into Canada and Mexico.  From 1998 through 2002, Mr. Geib served as President of Additives Inc., a former chemical division of Silco Distributing Co., where he developed new products, added many domestic customers, began industry trade show participation, became chairman of ASTM Coolants Committee, and established a laboratory, customer service, production, and sales department.  From 1994 to 1998, Mr. Geib served as the Manager of the Chemical Division of Silco Distributing Company, where he developed and grew his division, developed products, designed a production plant, negotiated contracts for outside production, wrote marketing and technical literature, developed and implemented a sales program, arranged freight, and managed cash flow.  From 1990 to 1994, Mr. Geib served as the President of Chemical Sales Company.  From 1969 through 1989, Mr. Geib held several positions with Monsanto Company, including, Director of Sales, Detergents and Phosphates Division; Director, Process Chemicals, Europe/Africa Monsanto’s Europe/Africa Headquarters, Brussels, Belgium; Strategic and Financial Planning Director, Process Chemicals Division; Business Manager for Maleic Anhydride, Chlor-Alkali, Phosphate Esters, Fumaric Acid, etc.; Plant Manager Monsanto’s W.G. Krummrich Plant; Operations Superintendent Monsanto’s W.G. Krummrich Plant; Production Supervisor for the 4-Nitrodiphenylamine Chlorine and Caustic Soda/Potash plants; and Design and Plant Engineer World Headquarters.

Key Consultants

The Company engages consultants to manage our business and operations.  Specifically, Global Recycling relies upon these key consultants, as follows.

Todd L. Smith –Senior VP Sales, Mergers & Acquisitions.  From 1995 to 2008, Mr. Smith served as President of Northeast Environmental Services, Inc. (“NES”), located in Cumberland, Rhode Island.  NES specialized in the recycling of used engine coolants, and the distribution of recycled automotive antifreezes, as well as various other collection and disposal services offered to the customer base.  Mr. Smith was responsible for all aspects of the NES operations, and by 2007, NES had gone from its infancy to achieving $5,000,000 in gross revenues.  Mr. Smith supervised the daily operations, research and development, and finances of NES.  Additionally, Mr. Smith was directly involved in the development of a sales force that led to a customer base of over 3,000 clients, maintaining account relations and retention, and the expansion of NES from a 100 mile radius to the entire Northeastern United States.  In 2000 and 2003, Mr. Smith was nominated for the Small Business Association Entrepreneur of the Year Award.

Richard S. Fuld, Jr. – Strategic Operation and Development Consultant. Mr. Fuld has been chairman of Matrix Advisors since its inception in April of 2009.  Previously, Mr. Fuld was chairman of the Board of Directors of Lehman Brothers Holdings Inc. and Lehman Brothers Inc. from 1994 to 2008. He also served as chief executive officer of Lehman Brothers Inc. from 1993 to 2008, which commenced a Chapter 11 bankruptcy proceeding in September 2008. During that time, Mr. Fuld was also chairman of the Lehman Brothers’ Executive Committee.  Mr. Fuld was president and chief operating officer of Lehman Brothers Holdings Inc. and Lehman Brothers Inc. from 1993 to 1994. He was president and co-chief executive officer of the Lehman Brothers Division of Shearson Lehman Brothers Inc. from 1990 to 1993. Mr. Fuld was a vice chairman of Shearson Lehman Brothers from 1984 until 1990 and has been a director of Lehman Brothers Inc. since 1984. He joined Lehman Brothers in 1969.  Mr. Fuld presently sits on the Board of Trustees of New York Presbyterian Hospital and is a member of The Business Council. Mr. Fuld served on the Board of Directors of the Federal Reserve Bank of New York from 2005 until 2008. He was also a member of the International Business Council of the World Economic Forum. In addition, he previously served on the Board of Trustees of Middlebury College and the Board of Directors of the Robin Hood Foundation.  Mr. Fuld received his B.A. from the University of Colorado and his M.B.A. from the New York University Stern School of Business.

John M. Darcy – Senior VP Management.  Mr. Darcy is a CEO level executive with global experience managing in Fortune 100 environments, non-performing situations and younger rapid growth companies.  His expertise is in industries driven by marketing, technology and manufacturing, and he has successfully grown companies in food, pharmaceuticals, specialty chemicals, computer software, and e-commerce.  Mr. Darcy founded and ran several entrepreneurial ventures, including WorldPrints.com, Triump Pharmaceuticals, Penwest, Aegis, and MyInks.com.  Previously, Mr. Darcy was asked to re-structure Avis Enterprises, an underperforming $1.8 billion conglomerate with holdings in automotive, sporting goods, electronics, commercial real estate and other areas. As President, Mr. Darcy exceeded targets by focusing on market driven priorities, targeting superior financial returns, installing strong management throughout, consolidating or divesting underperforming subsidiaries, and improving financial controls.  Earlier, Mr. Darcy was Group General Manager and Corporate Vice President at Carnation/Nestle where he was responsible for three operating divisions including eight manufacturing facilities generating over $2 billion in revenue. Products under his responsibility included Coffee Mate, Carnation/Nestle Hot Cocoa, Carnation Instant Breakfast, Carnation Milk Products, food service product lines and others.  Mr. Darcy has a B.A. from State University of California, Los Angeles.

Michael Hool - General Counsel.  Mr. Hool’s practice is focused primarily on corporate and commercial representation, securities, finance and venture capital, mergers and acquisitions, corporate governance maters, and all aspects of counseling emerging growth companies.  A large portion of Mr. Hool’s practice is focused on representing established and emerging entities whose principal asset is intellectual property.  Mr. Hool has significant experience in joint ventures and partnering transactions for companies of all sizes and types.  Mr. Hool also has broad merger and acquisition experience, ranging from large hundred million dollar transactions such as the acquisition and financing of an NHL hockey franchise, the sale of health care systems, to the acquisition and sale of a large variety of large and small enterprises.  Mr. Hool has assisted clients in structuring many different types of venture relationships, including: (i) structuring a joint venture of seven health care systems; (ii) creating an intellectual property consortium whose members included the United States Army, universities, and fortune 500 companies; and (iii) creating manufacturing and research joint ventures between United States companies and those in Mexico and India.  Mr. Hool also has counseled boards of directors and stockholders of public and private companies on a broad variety of corporate matters.

Janet Lynn Carnell– Senior VP Corporate Development and Marketing.  Ms. Carnell founded CyberSecurity Group, Inc. (dba Market Tactics) in 2000 to assist develop technologies into innovative and marketable products. She has synthesized a twenty-one year background in computer systems engineering, corporate development and marketing into a resource for creativity and business acumen. Clients include Apple’s iPhone application developers center and Digital Ghost.  She provides in-depth knowledge of corporate branding, market validation, product development and positioning, consumer sales, and viral marketing. She has placed dozens of successful product lines with retailers including Best Buy, Office Depot, Amazon.com and Costco Wholesale.  Prior to founding CyberSecurity Group, Inc., she was a founding partner at a top ranked marketing representative's firm.  She created the company’s international sales division, devising channel and localization strategies which grew sales to over $40 Million per year.  Clients included Hewlett-Packard’s PC division, Hitachi Hard Drives, Creative Labs, Lexmark Printers, PNY Electronics, Umax Technologies, and Fuji Digital Cameras.  She attended the University of Washington receiving her Bachelor of Arts in Business Administration, has earned several technical certifications, and is an authorized instructor for a number of computing platforms.

Rick Opler – Real Estate and Financial Analysis.  Since 1998, Mr. Opler has worked in real estate development.  Previously Mr. Opler held careers as a commercial real estate agent, VP of Finance for a technology startup firm, and VP of a business consulting and venture capital firm.  He also served as director at certain companies.  From 1977 to 1985 he worked at World’s Finest Chocolate.  Mr. Opler received a Bachelor’s degree from Duke University in 1977 and a Master’s degree in business from the University of Chicago in 1981.

Fred Gretsch – Financial Analysis.  Mr. Gretsch has served as President and CEO, CFO, Treasurer and Corporate Secretary for companies in various industries. As a Tatum Partner, he completed a CFO assessment of a CFO for a logistics’ company, was the interim CFO for a privately held ten-year old study abroad company, and was the CFO of a candy and tobacco products distribution company (a London Stock Exchange, AIM listed company). He was the President and CEO of Southwest Storage & Distribution Company L.L.P., for five and a half years and assisted the partners in its sale in early 2006. Prior to joining Tatum, Mr. Gretsch was Treasurer for ON Semiconductor. As Chief Financial Officer, Treasurer and Corporate Secretary for Futech Interactive Products, Inc./Janex International, Inc., a $25 million revenue children’s products company, he handled all mergers & acquisitions and due diligence activities on seven companies and filed an S-4 that included the merger of five companies. While Director of Finance, Treasurer for Vail Associates, Inc./Vail Resorts, Inc., a $190 million ski company, he completed negotiations on an oversubscribed $340 million syndicated bank credit for the acquisition of Ralston Resorts.  Mr. Gretsch was Corporate Director, Treasury Operations for General Dynamics and served as President and Director of its three finance companies.  Mr. Gretsch holds a Masters of Business Administration in Production Systems from Columbia’s Graduate School of Business and a Bachelor of Arts in Economics from Georgetown University.

Alicia Williams Young, Esq. – VP Internal Operations and Corporate Controller.  Ms. Young is an attorney, accountant and business consultant.  She has a Juris Doctor from the University of Southern California, and a Bachelor of Science in Accounting and Management Information Systems from the University of Arizona.  She is currently licensed to practice law in the State of Arizona.  Ms. Young assists companies with the development of business processes and the management of day-to-day operations.  She works with clients to (i) implement the company’s strategic vision; (ii) develop internal business processes; (iv) manage stockholder relationships and documentation; (iii) maintain and build supplier and customer relationships; (v) ensure smooth and efficient coordination of logistics; (vi) manage and coordinate company accounting, financial planning and budget management functions; and (vii) prepare annual reports and financial statements to ensure the company meets all state and federal requirements.  Ms. Young has extensive experience in project management and software development methodologies.  Prior to working with Global Recycling Technologies, Ms. Young worked in project management and software development at Intel Corporation, developing software solutions that were deployed throughout the company for supply chain management.  Ms. Young also worked in project management at IBM, developing hardware and software products for the commercial market.

Grant Sahag, Esq. – VP International Development.  Mr. Sahag is a business attorney who specializes in providing strategic business development advice to emerging growth companies.  Mr. Sahag’s practice focuses in the areas of business formation, corporate governance, intellectual property, strategic partnerships, and international development.  Mr. Sahag’s past clients include RadioShack, the Arizona Ford Dealers, Arizona State University, Dublin City University, and athletes such as Chris Bosh, Jennie Finch, and Jerome Bettis.  Mr. Sahag has co-lead several international initiatives, including the expansion of retail franchises into Mexico, the development of a top 100 law firm’s China practice, and a supply-chain logistics strategy for a non-profit in east Africa. Mr. Sahag received a Juris Doctor from Arizona State University, specializing in business law, and a B.S. in Business Administration from the University of Arizona, majoring in finance and entrepreneurship.  Mr. Sahag is President and Chairman of the non-profit charity Success Through Sports.

Eric Menkhus, Esq. – VP Stockholder Relations and HR. As Director of the Innovation Advancement Program since 2004, Mr. Menkhus works with students from across Arizona State University – the Sandra Day O'Connor College of Law, W.P. Carey School of Business, Ira A. Fulton School of Engineering, the College of Liberal Arts and Sciences, and Barrett, The Honors College – to provide essential services to technology start-up companies and entrepreneurs with ties to Arizona.  Mr. Menkhus speaks on a wide array of topics to a broad spectrum of audiences, including guest lecturing in engineering and business courses on legal topics such as business-entity formation and intellectual property protection. He also teaches the Legal Studies course in the W.P. Carey Evening MBA Program and has been invited to multiple conferences and panel discussions associated with the Ewing M. Kauffman Foundation.  Mr. Menkhus joined the College faculty in 2006.  Previously, he worked as an Industrial Engineer and Project Manager at American Express, is Six Sigma trained, was a founding member of a web-design firm, and also worked in the real-estate industry.

Significant Employees

None

Family Relationships

John Lorenz and Janet Lynn Carnell are spouses.

Involvement in Certain Legal Proceedings

Other than disclosed below, none of our executive officers, directors or named consultants has, during the past five years:

(a)
Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)
Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)
Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

On September 15, 2008, Lehman Brothers filed for protection under Chapter 11 of the United States Bankruptcy Code. Richard J. Fuld, Sr, a key consultant to our Board of Directors, has been affiliated for the greater part of his career with Lehman Brothers, including serving as the Chief Executive Officer and Chairman of the Board of Directors when Lehman Brothers sought bankruptcy protection in 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

Employment Agreements

None

Consulting Agreements

Richard Geib - On May 3, 2010, Global Recycling entered into a Consulting Agreement with Richard Geib (“Geib”).  The term of the Consulting Agreement is for one year and for a period of five years automatically renews for an additional year at the end of each one-year term unless earlier terminated by either party pursuant to the Consulting Agreement.  Pursuant to the Consulting Agreement, Geib will hold the position of Chief Technical Officer and oversee all scientific and technical issues within Company. Geib’s duties include but are not limited to the following: (i) further development of Company’s glycol recycling technology; (ii) assist in creating a strategic plan for the commercialization of Company’s glycol recycling technology; (iii) report to the Chief Executive Officer; and (iv) perform such other duties and services as directed by the Chief Executive Officer from time to time.

In consideration of the services provided by Geib, the Company issued to Geib a warrant to purchase up to 500,000 shares of common stock of the Company at an exercise price of $0.50 per share.  The warrant vests in equal installments of 100,000 each year, commencing March 3, 2010 and at the end of each annual vesting period for which services were performed, the Company will issue a new warrant to purchase an additional 100,000 shares of common stock. In each instance, the warrant will expire five years from the date of vesting.

Conner LLP - On September 23, 2011, Global Recycling entered into a Consulting Agreement with Kevin Conner (“Conner”) of Conner LLP. The term of the Consulting Agreement is from September 23, 2011 until November 15, 2012, unless earlier terminated by either party pursuant to the Consulting Agreement. Pursuant to the Consulting Agreement, Conner will hold the position of Chief Financial Officer and oversee the financial issues and reporting requirements for the Company.  Conner’s duties include, but are not limited to the following: (i) assist management of the Company (post‐merger) in the financial due diligence on future potential mergers and acquisitions, (ii) assist management of the Company in drafting the Form 10‐Qs and related financial statements (post‐merger and acceptance of the 8‐K by the SEC) through the quarterly period ending September 30, 2012, (iii) assist management of the Company and its SEC legal counsel in drafting the Form 10‐K and related financial statements as of and for the year ending December 31, 2011, (iv) assist management of the Company in its post‐merger period to integrate its financial reporting systems.

In consideration of the services provided by Conner, the Company issued to Conner stock options to purchase 75,000 shares of the common stock of the Company at an exercise price of $0.50 per share for 75 hours of work prior to December 31, 2011.  Of the 75,000 shares, 55% vested immediately, with the remaining to vest at a rate of 15% per year for the next three years, commencing October 25, 2012.  In addition, Conner will be paid $5,000 per month for 20 hours of work, beginning after the first round of financing is obtained, or December 31, 2011, whichever is earlier, until November 15, 2012. If the number of hours is exceeded, a discounted hourly rate will be charged.

Ventana Capital Partners – On April 8, 2011, Global Recycling entered into a Consulting Agreement with Ventana Capital Partners, an investment banking firm located in La Jolla, California (“Ventana”).   Ralph M. Amato, the President, Chief Executive Officer and Chairman of Environmental Credits, is the President of Ventana. The term of the Consulting Agreement is for two years and can be terminated subject to the cancellation provisions in the agreement.  Ventana will assist the Company in obtaining additional capital and facilitating investor relations, communications and public relations to investors.

In consideration of the services provided by Ventana, Mr. Amato will retain 4,700,000 of his 70,000,000 shares of the Company’s common stock.  For financing transactions the Company agrees to pay a fee of ten percent (10%) of the transaction plus ten percent (10%) warrant coverage equal to the total amount of the funding plus a three percent (3%) non-accountable expense allowance.

Winthorp Capital Group – On June 10, 2011, Global Recycling entered into a Consulting Agreement with Winthorp Capital Consulting (“Winthorp”).  The term of the Consulting Agreement is one year and can be terminated at any time by either party.  Winthorp will provide certain strategic, financial and other general corporate consulting services to the Company.

The Company has agreed to pay a fee, not to exceed $65,000, for the aforementioned services.

Code of Ethics

Our Board of Directors has not established a Code of Ethics but intends to do so in the near future.

Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions:

None reportable under Item 404 of Regulation S-K

Director Independence:

Ralph M. Amato is the sole officer and director of the Company. Mr. Amato is not an independent director due to the fact that he is also an executive officer of the Company. Upon the consummation of the Merger, Mr. Amato will resign as a director and executive officer of the Company and John Lorenz, the Chief Executive Officer, President and Chairman of Global Recycling, will replace Mr. Amato as the Chief Executive Officer, President and Chairman of Board of Directors of GlyEco, Inc. Mr. Lorenz then appoint James Flach, Michael Jaap, and William Miller as directors of the Company, effective upon the consummation of the Merger.

Our determination of our directors’ independence is made using the definition of “independent director” contained under NASDAQ Marketplace Rule 4200(a)(15), even though such definitions do not currently apply to us because we are not listed on NASDAQ. James Flach, Michael Jaap and William Miller are deemed “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market. John Lorenz is not an “independent director” due to the fact that he is also an executive officer of the Company.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE CONSUMMATION OF THE MERGER

The following table sets forth information relating to the beneficial ownership of the Company common stock by those persons beneficially holding more than 5% of the Company's capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group as of the date of this Schedule 14f-1.

The calculation of “Beneficial Ownership” is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Schedule 14f-1 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

Name and Address (1) of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock (2)
Ralph M. Amato, President, CEO, Treasurer, Chairman	70,000,000	95.85%
Directors and Officers as a Group (1 person)	70,000,000	95.85%

(1)	Unless otherwise noted, the business address of the reporting person is c/o Environmental Credits, Ltd., 5782 Caminito Empresa, La Jolla, California 92037.

(2)	Based on 73,034,283 shares of common stock, par value $0.01 per share, issued and outstanding as of the date of this Schedule 14f-1.

OPTION/SAR GRANTS IN LAST TWO FISCAL YEARS

There were no outstanding stock options or stock appreciation rights of Environmental Credits as of December 31, 2010.  Environmental Credits has not granted any stock options since 1999 which have since expired.

PRO FORMA SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the anticipated beneficial ownership of the Company’s common stock upon consummation of the Merger by (i) each person known by the Company to be the owner of more than 5% of the outstanding common stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares that a stockholder has the power to vote or the power to transfer, and stock options and other rights to acquire common stock that are exercisable currently or become exercisable within 60 days.

	Beneficial Ownership of Global Recycling Common Stock Pre-Merger		Beneficial Ownership of GlyEco, Inc. Common Stock Post-Merger
Name and Address (1) of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock (2)	Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock (3)

Executive Officers and Directors
John Lorenz	4,393,780(4)	34.71%	4,393,780 (4)	21.54%
--CEO, President, Secretary, Treasurer and Chairman of the Board of Directors

Kevin Conner –Chief Financial Officer	41,250(5)	*	41,250(5)	*

Richard Geib --Chief Technical Officer	414,900(6)	3.53%	414,900(6)	2.13%

James Flach --Director	352,500(7)	3.06%	352,500(7)	1.83%

Michael Jaap --Director	81,000(8)	*	81,000(8)	*

William Miller --Director	1,212,500(9)	10.39%	1,212,500(9)	6.25%

Executive Officers and Directors as a group (6 persons)	6,495,932 (4)(5)(6)(7)(8)(9)	48.99%	6,495,932(4)(5)(6)(7)(8)(9)	30.94%

5% Stockholders
Leonid Frenkel 401 City Avenue, Suite 528 Bala Cynwyd, PA 19004	1,964,444(10)	17.11%	1,964,444(10)	10.22%

Kathleen Fuld	1,520,000	13.24%	1,520,000	7.91%

Janet Lynn Carnell	4,393,780 (11)	34.71%	4,393,780(11)	21.54%

Todd Smith	1,045,000(12)	9.10%	1,045,000(12)	6.05%

R. Wesley Company LLC 2112 W. Harrison Chandler, AZ 852224	1,212,500(9)	10.56%	1,212,500(9)	6.31%

H Family LLP 2772 E. James Street Gilbert, AZ 85296	1,579,270(13)	12.78%	1,579,270(13)	7.86%

Ralph M. Amato 5782 Caminito Empresa La Jolla, CA 92037	0	--	4,700,000(14)	24.46%

*Represents less than 1%

(1)	Unless otherwise indicated, the business address of each individual named is 4802 East Ray Road, Suite 23-196, Phoenix, Arizona 85044 and our telephone number is (866) 960-1539.
(2)	Based on 11,481,958 shares of common stock of Global Recycling issued and outstanding as of the date of this Schedule 14f-1.
(3)
Based on 19,216,241 shares of common stock of GlyEco, Inc. consisting of (i) 11,481,958 shares of common stock held by the pre-merger stockholders of Global Recycling, (ii) 3,034,283 shares of our common stock held by the pre-Merger non-affiliated stockholders of the Company and (iii) 4,700,000 shares of our common stock beneficially held by Ralph M. Amato.

(4)
Includes an aggregate of (i) 437,528 shares of common stock issuable upon the exercise of warrants at $1.00 per share until June 27, 2021 and (ii) 316,250 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021.

(5)
Includes 41,250 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021. Also includes an aggregate of 3,151,668 shares of common stock beneficially held by Mr. Lorenz’s wife, Janet Lynn Carnell.  Pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, Mr. Lorenz is deemed to beneficially own shares of common stock held by his wife.

(6)
Includes an aggregate of (i) 100,000 shares of common stock issuable upon the exercise of warrants at $0.50 per share until May 3, 2016, (ii) 40,000 shares of common stock issuable upon exercise of a warrant at $1.00 per share until June 27, 2021, (iii) 60,000 shares of common stock issuable upon exercise of options at $1.00 per share until June 27, 2021, and (iv) 82,500 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021.

(7)	Includes 27,500 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021.
(8)	Includes 55,000 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021.
(9)
Includes 192,500 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021.  Entities included: William Miller, R. Wesley Company LLC, and William Jeffrey Miller Revocable Trust.

(10)
Consists of (i) 564,444 shares of common stock issuable pursuant to a Note Purchase Agreement, dated September 9, 2008, (ii) 1,000,000 shares of common stock issuable upon the exercise of a warrant at a purchase price of $0.0001 per share until May 25, 2015, (iii) 480,000 shares of common stock issuable upon the exercise of a warrant at a purchase price of $0.025 per share until September 8, 2013, (iv) 100,000 shares of common stock issuable upon exercise of a warrant at a purchase price of $0.025 per share until May 1, 2013, and (v) 100,000 shares of common stock issuable upon exercise of a warrant at a purchase price of $0.025 per share until July 1, 2013. Entities included: Periscope Partners L.P., and IRA FBO Leonid Frenkel, Pershing LLC.

(11)
Janet Lynn Carnell is Senior VP of Corporate Development and Marketing of the Company and the wife of John Lorenz, the Chief Executive Officer, President, Secretary, Treasurer and Chairman of the Board of Global Recycling.  Pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, Ms. Carnell is deemed to beneficially own the 1,242,112 shares of common stock beneficially owned by her husband.  Also includes (i) 260,000 shares of common stock issuable upon the exercise of warrants at $1.00 per share until June 27, 2021 and (ii) 165,000 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021.

(12)	Includes 165,000 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021.
(13)
Includes (i) 115,100 shares of common stock issuable upon exercise of a warrant at $1.00 per share until June, 27, 2021, (ii) 400,000 shares of common stock issuable upon exercise of a warrant at $0.50 per share until June 27, 2021, (iii) 199,170 shares of common stock issuable upon exercise of options at $1.00 per share until June 27, 2021, and (iv) 165,000 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021.  Entities included: Michael Hool, H Family LLP, LMH Holdings LLC, Recycle Business Advisors LLC, and GR Holdings LLC.

(14)
Consists of 4,700,000 shares of common stock beneficially owned by Mr. Amato pursuant to a Consulting Agreement, dated April 8, 2011, between Global Recycling and Ventana Capital Partners, an investment banking firm located in La Jolla, CA of which Mr. Amato is the President and has voting and dispositive control.

Except as set forth in this Schedule 14f-1, there are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We are currently a shell company with no assets, employees or active business operations.  Our business plans are to identify an operating company with which to merge or to complete a business combination in a reverse merger transaction.  As such, we currently have no formal compensation program for our executive officers, directors or employees.

Except as set forth in the summary compensation table below, during the fiscal years ended December 31, 2010 and 2009, we have not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for our executive officers or employees.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of our employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

            The following table shows the compensation paid during the fiscal years ended December 31, 2010 and 2009, to the Company’s named executive officers (as defined in Item 4.02 of Regulation S-K):

Summary Compensation Table
					All Other
Name and Principal	Year	Salary	Bonus	Option Awards	Compensation	Total
Position		($)	($)	($)	($)	($)

Ralph M. Amato	2010	$--	--	--	--	$--
President, CEO, Treasurer and Chairman	2009	$--	--	--	--	$--

Employment Agreements

Currently, we have no employment agreements or other agreements with any of our current executive officers or employees.

Outstanding Equity Awards at Fiscal Year-end

None

Compensation of Directors

During the fiscal years ended December 31, 2010 and 2009, we did not pay our directors compensation for their services as directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov/edgar/searchedgar/companysearch.html.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ENVIRONMENTAL CREDITS, LTD.

By: /s/ RALPH M. AMATO
Name:  Ralph M. Amato
Title:  President

Dated:  November 10, 2011